

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Via E-mail
John Foley
Corporate Counsel
Midstates Petroleum Company, Inc.
4400 Post Oak Parkway, Suite 1900
Houston, Texas 77027

> **Re:** **Midstates Petroleum Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 14, 2011**
> **File No. 333-177966**

Dear Mr. Foley:

We have reviewed your amended registration statement and letter dated December 14, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of comments 3, 4, 5, 7, 8, 9 and 19 in our letter dated December 9, 2011.

Prospectus Summary, page 1

Strategically increase our acreage position, page 3

2. We note your statement, "Our current acreage position, including acreage under option, has captured 18 of these [geologic] structures." Please amend your document to disclose the number of these structures that you have drilled and the results of this drilling.

Risk Factors, page 17

3. We note your response to comment 18 in our letter dated December 9, 2011 that you enter into the referenced short-term contracts in the ordinary course of business. Please provide an analysis referring to Item 601(b)(10)(ii) of Regulation S-K as to why such agreements do not need to be filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Our Expenses, page 47

Lease operating expenses, page 47

4. We note from your response to prior comment 25 that ad valorem taxes are included as a component of your disclosure of lease operating expense per Boe of production on page 76. However, Item 1204(b)(2) of Regulation S-K specifically requires exclusion of both ad valorem and severance taxes from this disclosure. Please revise your calculation and disclosure accordingly.

Business, page 66

5. We note your statement, "In addition, we believe this [Wilcox] trend may further benefit from the application of horizontal drilling and completion techniques. We intend to test this concept by drilling our first horizontal well by the end of 2011." Please amend your document to include the risks associated with your lack of horizontal drilling experience.

Production, Revenues and Price History, page 76

6. Please amend your document to disclose also the annual oil, natural gas and NGL production figures for all fields with 15% or more of your net proved reserves as listed on page 2. Refer to Item 1204(a) of Regulation S-K.

Interim Financial Statements

Consolidated Balance Sheets, page F-3

7. We note your response to prior comment 31 and the related revisions to your filing. It appears that the amount presented as pro forma paid in capital is equal to members' equity as of September 30, 2011. However, our prior comment requested that you provide pro forma disclosure on the face of your consolidated balance sheets to reflect the reclassification of undistributed earnings or losses to paid-in capital. Please confirm that members' equity is equal to undistributed earnings or losses as of September 30, 2011 or revise this disclosure accordingly.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Pro Forma Financial Information, page F-11

8. We note your response to prior comment 32 provides a description of your basis for determining pro forma income tax expense. Please revise to disclose the statutory rate in effect during the periods for which the pro forma income statements are presented along with any adjustments made to calculate pro forma income tax expense (e.g., net operating loss carryovers).

Note 11. Supplemental Oil and Gas Disclosures – unaudited, page F-22

9. You disclose "In 2010, the Company had net negative revisions of 2,346 MBoe [24% of beginning 2010 total proved reserves] primarily due to production performance…" Please explain to us the circumstances for this reduction and the steps you have taken to avoid further future negative reserve revisions.

10. The volumetric exhibit you furnished to us for property "Proved Developed – Rank 1" presented an estimated ultimate recovery of 670 MBOE while the one line recap has that same property with an EUR of 953 MBOE. Please explain this difference to us. We may have further comment.

Note 12. Subsequent Events, page F-28

Vesting of Restricted Stock, page F-28

11. We note your disclosures stating that you used a valuation firm to determine the fair market value of Midstates Petroleum Holdings, Inc.'s common stock. Given your references to the use of such experts, please revise to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms. For additional guidance, refer to Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.

Modifying the Repurchase Provisions, page F-28

12. We note that you terminated and amended certain agreements in December 2011, which resulted in a change to the accounting for your share-based compensation plan. Please provide us with a detailed discussion of the modifications made to these agreements and your analysis of the relevant accounting literature.

Annual Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Restatement, page F-49

13. In consideration of your response to prior comment 43, please label each of your
    financial statements for the fiscal years ended December 31, 2010 and 2009 as "restated."

Compensation Discussion and Analysis, page 95

Bonuses, page 99

14. We note your response to comment 29 and reissue the comment in part. We note that
    your board elected to pay a portion of the annual bonuses at the 50% achievement level.
    We further note your disclosure that overachievement in respect of performance in one
    KPI may mitigate the underachievement in another KPI. In this regard, please disclose
    for each named executive officers the material contributions that were taken into account.

Executive Compensation, page 107

Summary Compensation Table, page 107

15. We note from your disclosure in footnote (2) that your named executive officers were
    granted Class A and Class B incentive units in the fiscal year ended December 31, 2011.
    Please clarify whether these incentive units are the same as those discussed on page F-20.
    In addition, please explain your statement that the "economics of incentive units are born
    entirely by our investor, First Reserve" (i.e., tell us whether these awards have any
    accounting impact on your financial statements).

Certain Relationships and Related Party Transactions, page 112

16. Please include a description of the key terms of the conversion feature(s) of the
    redeemable convertible preferred units you intend to issue to your affiliate, First Reserve
    Management, LP, in the aggregate amount of $40 million.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or in her absence, Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Matthew R. Pacey
        Vinson & Elkins L.L.P.